[Premiere Global Letterhead]

January 30, 2009

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Premiere Global Services, Inc. Form 10-K/A For Fiscal Year Ended December 31, 2007 Filed October 10, 2008 File No. 0-27778

Dear Mr. Wilson:

        This letter sets forth the responses of Premiere Global Services, Inc. to the Securities and Exchange Commission Staff’s letter dated January 22, 2009 with regard to the above-referenced filing.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 1

Comment:

1.	Your response to comment 1 from our letter dated November 25, 2008 states that the JAAG group is an advisory and consulting firm that you do not consider to be an “expert” as contemplated under Section 7(a) of the Securities Act; and that the market survey produced by this firm at your bequest was neither a “report” nor an “opinion” under Rule 436 of the Securities Act. However, considering that you employed the JAAG Group to conduct this market survey, and because you included the information from this report on page 2 of your Form 10-K/A for the Fiscal Year Ended December 31, 2007, the JAAG Group appears to be a person whose profession gives authority to a statement made by it, and the work product of the JAAG Group appears to be a “report” or “opinion” under Rule 436 of the Securities Act. Accordingly, please either file the written consent of the JAAG Group for use of this information, or if the JAAG Group is not such a person whose profession gives authority to a statement made by it, please delete the reference to the third party and adopt the conclusion as your own.

Response:

        We acknowledge the Staff’s comment and will file an Amendment No. 2 to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2007 that will include as Exhibit 23.2 the consent of The JAAG Group for the use of its survey that assessed the current market opportunity for our products and services, which we reference in Part I Item 1. “Business” on our Form 10-K/A.

Exhibits 31 and 32 Certifications

Comment:

2.	We have reviewed your response to comment 13. Your response does not appear to provide a basis for submitting a certification under Item 601(b)(31)(i) of Regulation S-K that predates the final materials to which the certification relates. Please amend your annual report in full, attaching new certifications dated subsequent to the date of the audit report. Please also confirm that you will follow a similar procedure in future filings.

Response:

        We acknowledge the Staff’s comment and per your request will file an Amendment No. 2 to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2007 that will include as Exhibits 31.1, 31.2, 32.1, and 32.2 new certifications dated subsequent to the date of the audit report. In future filings, the certifications of our Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934 and Rule 13a-14(b)/15d-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 will be dated subsequent to the audit report.

        In connection with these responses to the Staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Thank you for your consideration of our responses to the Staff’s comments, and we appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at 404-262-8502.

Very truly yours, /s/ Scott Askins Leonard Scott Askins Leonard SVP-Legal and General Counsel